[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

September 16, 2016

VIA COURIER AND EDGAR

Re:	Hilton Grand Vacations Inc.
Registration Statement on Form 10
File No. 001-37794

Sandra B. Hunter, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Hunter:

On behalf of Hilton Grand Vacations Inc. (“Hilton Grand Vacations”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement, marked to show changes from the Registration Statement as filed on August 18, 2016. The Registration Statement has been revised in response to the Staff’s comment and to reflect certain other changes.

In addition, we are providing the following response to your September 2, 2016 comment letter regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comment in italics below. Please note that all references to page numbers in our response refer to the page numbers of Amendment No. 3. The response and information described below are based upon information provided to us by Hilton Grand Vacations. Capitalized terms used herein that are not otherwise defined shall have the meanings assigned to such terms in Amendment No. 3.

SECURITIES AND EXCHANGE COMMISSION	2	September 16, 2016

Off-Balance Sheet Arrangements, page 96

1.	Please revise your filing to disclose any off-balance sheet arrangements under this heading or revise to identify these arrangements and identify where in the filing this disclosure is located. Please refer to Item 303 of Regulation S-K.

Hilton Grand Vacations has revised its disclosure on page 97 to in response to the Staff’s comment.

*    *    *    *    *

SECURITIES AND EXCHANGE COMMISSION	3	September 16, 2016

Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 or Edgar J. Lewandowski at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours, /s/ Simpson Thacher & Bartlett LLP Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Jennifer Gowetski, Esq.

Jennifer Monick

Jeffrey Lewis

Hilton Worldwide Holdings Inc.

Kristin A. Campbell, Esq.

Charles R. Corbin, Jr., Esq.

Hilton Grand Vacations Inc.

Mark D. Wang

Hilton Grand Vacations Inc.

7930 Jones Branch Drive, Suite 1100

McLean, Virginia 22102

September 16, 2016

VIA COURIER AND EDGAR

Re:	Hilton Grand Vacations Inc.
Registration Statement on Form 10
File No. 001-37794

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Reference is made to the above-referenced Registration Statement. Hilton Grand Vacations Inc. (the “Company”) hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Mark D. Wang
Mark D. Wang
President and Chief Executive Officer